Exhibit 21.1

Ventyx Biosciences, Inc.

List of Subsidiaries

Name	Jurisdiction of Organization
Oppilan Pharma, Inc.	Delaware
Oppilan Pharma, Ltd.	United Kingdom
Zomagen Biosciences Belgium BV	Belgium
Zomagen Biosciences Ltd.	United Kingdom